Exhibit 2

FOR IMMEDIATE RELEASE	28 June 2016

WPP plc (“WPP”)

Director’s Dealing

WPP has been notified that Mr Roberto Quarta, Non-executive Chairman of the Company, purchased 5,700 WPP plc ordinary shares at a price of £15.106465 per share on 28 June 2016. Mr Quarta now holds a total of 27,500 WPP ordinary shares.

Contact:

Feona McEwan, WPP

Chris Wade, WPP

+44 (0)207 408 2204

END